FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2012

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK plc Announces an Offer to Purchase for Cash Any and All of Certain Outstanding Term Subordinated Securities of Santander UK plc and Non-Cumulative Trust Preferred Securities of Abbey National Capital Trust I

July 3, 2012

Santander UK plc (formerly known as Abbey National plc) (the "Company") announces an offer (the "Offer") to holders of 7.95% Term Subordinated Securities due 2029 issued by of the Company (the 7.95% Securities) and 8.963% Non-Cumulative Trust Preferred Securities issued by Abbey National Capital Trust I (the "8.963% Securities," and together with the 7.95% Securities, the "Securities") to purchase for cash any and all such Securities for the tender offer consideration (the "Tender Offer Consideration") set forth in the table below. The Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated July 3, 2012 (the "Offer to Purchase").

Title of Security	ISIN/CUSIP Numbers	Aggregate Principal Amount/Liquidation Preference Outstanding	Tender Offer Consideration Per US$1,000 Principal Amount/Liquidation Preference(1)

7.95% Term Subordinated Securities due 2029 issued by Abbey National plc	US002920AC09/ 002920AC0	US$1,000,000,000	US$1,060

8.963% Non-Cumulative Trust Preferred Securities issued by Abbey National Capital Trust I	US002927AA95/ 002927AA9	US$1,000,000,000	US$1,030

_____________________________
(1)	Does not include accrued, but unpaid interest or distributions, as applicable, which will be paid in addition to the Tender Offer Consideration.

 The following is a brief summary of certain terms of the Offer:

•	Expiration Date: 5:00 p.m., New York City time, on July 12, 2012, unless extended or earlier terminated.

•
Tender Offer Consideration: US$1,060 per each US$1,000 principal amount of 7.95% Securities and US$1,030 per each US$1,000 liquidation preference of 8.963% Securities that are validly tendered and not validly withdrawn, and accepted for purchase by the Company pursuant to the terms in this Offer to Purchase.

•
Purpose of the Offer: The Offer, to the extent accepted, will enable the Company to enhance the quality of its capital structure through the generation of core tier one capital in the light of the regulatory changes expected to be introduced through the implementation of the Basel III accord. Any future decision by the Company as to the exercise of early redemption calls of its capital instruments will be made with reference to the economic impact for the Company of such early redemption, regulatory requirements and prevailing market conditions.

•
Accrued and Unpaid Interest and Distributions: Holders who validly tender and do not validly withdraw their Securities and whose Securities are accepted for purchase in the Offer will also be paid a cash amount in US dollars equal to the accrued and unpaid interest in the case of the 7.95% Securities or accrued and unpaid distributions in the case of the 8.963% Securities from, and including, the immediately preceding interest payment date or distribution date, as applicable, up to, but excluding, the Settlement Date, payable on the Settlement Date.

•
Withdrawal Rights: Tendered Securities may be withdrawn any time prior to 5:00 p.m., New York City time, on July 12, 2012, unless extended or earlier terminated, but not thereafter, by Holders submitting a valid electronic withdrawal instruction as described in the Offer to Purchase.

•
Settlement Date for Offer: The Settlement Date will occur promptly after the Expiration Date. Assuming the Offer is not extended or earlier terminated, it is expected that the Settlement Date will be July 16, 2012.

•	Conditions to the Offer: Consummation of the Offer is conditioned upon the satisfaction or, where applicable, waiver of the conditions described in the Offer to Purchase.

Concurrently with the Offer, the Company is making an invitation to certain non-U.S. holders of other securities to offer to sell such securities to the Company. That invitation is not open to any holder of such securities that is a U.S. resident. U.S. residents that hold any such securities may not offer to sell them pursuant to such invitation.

For additional information regarding the terms of the Offer, please contact the Dealer Managers at Bank of America Merrill Lynch at +1-888-292-0070 (toll-free) or +1-980-683-3215 (collect) and Barclays at +1-800-438-3242 (toll-free) or +1-212-528-7581 (collect).  Requests for documents and questions regarding the tendering of Notes may be directed to Lucid Issuer Services Limited at +44 207 704 0880 or santander@lucid-is.com.

 Disclaimer

This announcement does not constitute an invitation to participate in the offer in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities, blue sky or other laws. Nothing in this announcement constitutes an offer to buy or the solicitation of an offer to sell securities in:

(i)
the United Kingdom (other than to investment professionals as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), or to persons within Article 43 of the Order, including existing members and creditors of the Company and any other persons to whom this electronic transmission can be lawfully communicated in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply);

(ii)
the Republic of France (other than to providers of investment services relating to third party portfolio management and qualified investors (investisseurs qualifiés) all as defined in, and in accordance with, articles L.411-1, L.411-2 and D.441-1 to D.441-3 of the French Code monétaire et financier);

(iii)
Belgium (other than "qualified investors" in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended or replaced from time to time), acting on their own account); or

(iv)	any other jurisdiction in which such offer or solicitation would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 3 July 2012	By / s / Jessica Petrie (Authorised Signatory)